SEC FILE NUMBER 1-10147

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K

☑ Form 10-Q	☐ Form 10-D

☐ Form N-SAR	☐ Form N-CSR
For Period Ended: March 31, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended

Read Instruction Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
___________________
PART I — REGISTRANT INFORMATION

The Reynolds and Reynolds Company

Full Name of Registrant

Former Name if Applicable
One Reynolds Way

Address of Principal Executive Office (Street and Number)
Dayton, Ohio 45430

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company is not in a position to file its Annual Report on Form 10-K for the year ended September 30, 2005 and therefore is not in a position to file its Quarterly Reports on Form 10-Q for the quarters ended December 31, 2005 and March 31, 2006. The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 because it has not completed the preparation of its consolidated financial statements as of and for the quarter ended March 31, 2006.
For the foregoing reasons, the Company’s Form 10-Q for the quarter ended March 31, 2006 will not be filed by the extended deadline.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Robert S. Guttman	937	485-1700

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐  Yes  ☑  No
Annual Report on Form 10-K for the year ended September 30, 2005.
Quarterly Report on Form 10-Q for the quarter ended December 31, 2005.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐  Yes  ☑  No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Reynolds and Reynolds Company

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 11, 2006	By	/s/ Robert S. Guttman Vice President, General Counsel and Secretary
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).